Exhibit 99.1

TILMAN FERTITTA ENTERS INTO DEAL TO TAKE GOLDEN NUGGET/LANDRY’S PUBLIC

Golden Nugget/Landry’s and FAST Acquisition Corp. to Merge

Tilman Fertitta to Lead Company and Remain Largest and Controlling Shareholder

Transaction Values Golden Nugget/Landry’s at Enterprise Value of Approximately $6.6 Billion

Institutional Investors Commit to Invest Approximately $1.2 Billion at Closing

Pre-Recorded Investor Call Scheduled for Today at 9:00 AM Eastern

HOUSTON, TX – February 1, 2021 – Fertitta Entertainment, Inc., the parent company of Golden Nugget/Landry’s (“Fertitta” or the “Company”), a leader in the gaming, restaurant, hospitality and entertainment industry, and FAST Acquisition Corp. (NYSE: FST) (“FAST”), a special purpose acquisition company, co-headed by Doug Jacob and Sandy Beall, announced today that they have entered into a definitive merger agreement (the “Merger Agreement”) that will result in Fertitta Entertainment becoming a publicly listed company (the “Business Combination”).

Tilman Fertitta, sole owner of Fertitta, will continue to lead the Golden Nugget/Landry’s empire and serve as the Chairman, President and CEO of the Company. Mr. Fertitta will also be the Company’s largest shareholder with an approximately 60% interest in the Company and stock valued upon the closing of the transaction in excess of $2 billion dollars. No other changes to management are anticipated as the existing Golden Nugget/Landry’s management team will continue to lead the Company. In addition, the transaction will include voting control and ownership by the Company of approximately 31 million shares or nearly half of all outstanding shares in Golden Nugget Online Gaming, Inc. (Nasdaq: GNOG) (“GNOG”).

According to Tilman Fertitta, “I look forward to returning my Company to the public marketplace. After taking the Company private in 2010, we accomplished a lot. However, in today’s opportunistic world, I determined that in order to maximize the opportunities in the gaming, entertainment and hospitality sectors, it was preferable to take my Company public. We first began to explore going public in 2019, as we saw tremendous M & A deals hitting the market. However, the pandemic set these efforts back. FAST provided us with the perfect merger vehicle to allow us to take control of an already existing public company. FAST’s capital along with the equity investment from institutional shareholders will strengthen our balance sheet and allow us to pursue our acquisition strategy.”

Fertitta added, “After I compared the opportunities provided by a transaction with FAST, versus the traditional IPO route, it became abundantly clear that we could access the capital markets with more certainty and speed if we did a deal with FAST. Working with Doug and Sandy has been a pleasure, and I truly appreciate their time and contribution to this process. At the end of the day, the decision to do a deal with FAST was a no-brainer.”

“The hospitality industry is experiencing the greatest disruption of our lifetimes and Tilman and his team have remained the premiere gaming and restaurant operators in the country,” said Doug Jacob. “We believe this diverse portfolio made up of full-service dining and entertainment concepts combined with pent-up consumer demand, will find continued success as a public company.”

Sandy Beall added: “We are excited and honored to participate with Tilman and help to sponsor his Company’s return to being a public company.”

Acclaimed restaurant operator Eugene Remm, Chief Brand Officer for FAST and a partner with Tilman in the renowned Catch Restaurant Group, will serve on the Company’s Board.

Investment Highlights

●	Large, Diversified Hospitality Business

○	Five Golden Nugget branded land based casinos in diversified markets across the United States

○	Over 500 outlets concentrated in high volume Upscale and Specialty concepts

○	Controlling stake in Golden Nugget Online Gaming, an award winning online gaming platform rapidly expanding into new markets

●	Best in Class Operator

○	Achieved over 41% land-based casino Adjusted EBITDA margins in Q3 2020, a nearly 10% increase over Q3 2019 despite limited capacity due to COVID-19 restrictions

○	Industry leading unit level Sales and EBITDA per restaurant, at $5.7mm and $1mm respectively

○	Achieved profitability in New Jersey online gaming for the past five years, despite increasing competition

○	iGaming North America Operator of the year for 4 consecutive years

●	Proven Track Record of High ROI Growth through Acquisitions and Operational Improvements

○	Executed over 25 acquisitions, including 6 public companies, for over $3 billion in its history

○	Achieved approximately 15% ROI on all casino acquisitions, including over 400% on its acquisition of its Atlantic City property

○	Grew unit level EBITDA from $208mm in 2010 to $741mm in 2019 as a private company

●	Significant Post-COVID Growth Opportunity

○	Accelerated legalization and expansion of online and land-based gaming

○	Significant restaurant closings reduces competition and drives incremental customer visits

○	Additional potential acquisition opportunities given financial distress caused by pandemic related closures

●	Strong Balance Sheet and Free Cash Flow Profile

○	100% of transaction proceeds after fees will be used for general corporate purposes and debt repayment

○	Enhanced EBITDA margin profile from operational improvements implemented through the pandemic

○	50%+ expected free cash flow conversion from up-to-date properties requiring limited capital expenditures

○	Ability to more efficiently raise capital going forward as a result of enhanced access to public markets

●	Seasoned Management Team and Significant Ownership Alignment

○	Company lead by founder, Tilman Fertitta, since 1986

○	Core management team has worked at the Company for over 20 years

○	Existing ownership is not selling any shares as part of this transaction

●	Market and innovation leader

○	Loyalty program used to cross promote casinos and restaurants

○	First to bring Live Dealer and Live Casino Floor to the online US marketplace

●	Serving large, high growth and resilient markets

○	Large collection of waterfront properties

○	Iconic locations, including Disney, Universal, Las Vegas, Time Square, San Antonio Riverwalk

○	High concentration of locations across the south

●	Multiple growth drivers

○	Proven track-record of growth through acquisitions with margin improvement

○	Approximately 50% ownership in GNOG

○	International expansion via licensing of brands

○	Organic growth of existing restaurant brands

Transaction Overview

The transaction implies an enterprise valuation for Golden Nugget/Landry’s of approximately $6.6 billion, or 9.25x projected 2022 pro forma Adjusted EBITDA of $648 million, including the value of the GNOG equity to be contributed to the Company, based on an assumed per share trading price of approximately $18 for GNOG shares, which will be subject to adjustment based on the 60 day average price of the stock before closing. Estimated cash proceeds from the transaction are expected to consist of FAST’s $200 million of cash in trust, assuming no redemptions. In addition, institutional shareholders have committed to invest approximately $1.2 billion in the form of a PIPE at a price of $10.00 per share of common stock of FAST immediately prior to the closing of the transaction.

The Company expects to use the proceeds from the transaction to accelerate the Company’s growth initiatives, general corporate purposes and reduce existing debt. In connection with the merger, the parties will undertake certain reorganizational transactions to exclude from the public company certain businesses and assets that Tilman will continue to wholly own on a private basis.

The FAST sponsors and members of its board of directors and management team have agreed to a lock-up period of up to one year following the closing, subject to certain permitted transfers and a potential early release as early as approximately 180 days after Closing if certain trading price targets are met. Upon the Closing, and assuming none of FAST’s public stockholders elect to redeem their shares, Tilman Fertitta is expected to own close to 60% of the Company, the FAST sponsors are expected to own 1% of the Company, PIPE participants are expected to own 35% of the Company, and the remaining public stockholders are expected to own 4% of the Company.

The boards of directors of each of FAST and Fertitta have unanimously approved the transaction. The transaction will require the approval of the stockholders of FAST and is subject to other customary closing conditions, including the receipt of certain regulatory and gaming approvals. The transaction is expected to close in the second quarter of 2021.

Fertitta Entertainment, Inc.

Fertitta Entertainment, Inc. is Tilman Fertitta’s holding company for substantially all of his assets, including all of the equity in Golden Nugget, LLC and Landry’s, LLC, approximately 31.350 million shares in Golden Nugget Online Gaming, Inc. (“GNOG”), hotels, real estate, and other investments. The business combination will only include all of its holdings in GNOG and the majority of the assets and businesses that comprise Golden Nugget, LLC and Landry’s, LLC. Golden Nugget/Landry’s is a multinational, diversified gaming, restaurant, hospitality, and entertainment company based in Houston, Texas. The Company’s gaming division includes the renowned Golden Nugget Hotel and Casino concept, with locations in Las Vegas and Laughlin, NV; Atlantic City, NJ; Biloxi, MS; and Lake Charles, LA. GNOG is a leading online gaming company that is considered a market leader by its peers and was first to bring Live Dealer and Live Casino Floor to the United States online gaming market. GNOG was the past recipient of 15 eGaming Review North America Awards, including the coveted “Operator of the Year” award in 2017, 2018, 2019 and 2020. Entertainment and hospitality divisions encompass popular destinations including the Kemah Boardwalk. The Company also operates more than 500 outlets, including over 400 high-end and casual dining establishments around the world, with well-known concepts such as Del Frisco’s, Landry’s Seafood House, Bubba Gump Shrimp Co., Rainforest Cafe, Morton’s The Steakhouse, The Oceanaire Seafood Room, McCormick & Schick’s Seafood, Chart House, Joe’s Crab Shack, and Saltgrass Steak House. Landry’s also operates the popular New York BR Guest Restaurants such as Dos Caminos, Strip House and Bill’s Bar & Burger.

FAST Acquisition Corp.

FAST is a hospitality-focused blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FAST is led by founder Doug Jacob and CEO Sandy Beall. FAST raised $200,000,000 in its initial public offering on August 20, 2020 and is listed on NYSE under the ticker symbol "FST.”

Advisors

Latham & Watkins LLP is acting as legal advisor to Fertitta, and Jefferies LLC is acting as financial advisor and capital markets advisor to Fertitta. Jefferies LLC acted as lead placement agent on the PIPE. Both Winston & Strawn LLP and White & Case LLP are acting as legal advisors to FAST. Citigroup Global Markets Inc. is acting as sole financial advisor to FAST, and Citigroup Global Markets Inc. and UBS Investment Bank are jointly acting as capital markets advisor to FAST. Goodwin Procter LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal advisors to Jefferies LLC.

Conference Call and Webcast Information

Investors may listen to a pre-recorded call discussing the proposed business combination later today at 9:00 am EST. The call may be accessed by dialing (833) 397-0854 for domestic callers or (516) 575-8757 for international callers. Conference ID: 3999025. Once connected with the operator, please ask to join the “Fertitta Entertainment/Fast Group Business Combination Announcement Conference Call.”

A replay of the call will also be available today from 10:00 am EST to 10:00 am EST on February 2, 2021. To access the replay, the domestic toll-free access number is +1 (646) 437-8787 and participants should provide the conference ID of “706045.” A webcast of the conference call and associated presentation materials will also be available on Deal Roadshow:

Deal Roadshow Investor Login Details

URL: https://dealroadshow.com

Entry Code: FASTREPLAY

Direct Link: https://dealroadshow.com/e/FASTREPLAY

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, free cash flow and Return on Investment. EBITDA is defined as net income plus tax expense, interest expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, less pre-opening expenses and non-recurring expenses. Free cash flow is defined as Adjusted EBITDA less cash interest expense, capital expenditures and cash income taxes. Note that free cash flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations. Return on Investment is defined as EBITDA, divided by Total Investment. These financial measures are not prepared in accordance with accounting principles generally accepted in the United States and may be different from non-GAAP financial measures used by other companies FAST and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures with comparable names should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  The Company's and FAST’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events.  Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, the Company's and FAST's expectations with respect to future performance and anticipated financial impacts of the transactions contemplated by the merger (the “Business Combination”), the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination.  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Most of these factors are outside the Company's and FAST's control and are difficult to predict.  Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement and plan of merger for the Business Combination (the "Merger Agreement") or could otherwise cause the Business Combination to fail to close, (2) the outcome of any legal proceedings that may be instituted against the Company and FAST following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of FAST or satisfy other conditions to closing in the Merger Agreement, including the failure to obtain gaming or other regulatory approvals; (4) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Business Combination; (5) the inability to obtain or maintain the listing of FAST's shares of common stock on the New York Stock Exchange following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that FAST or the Company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the Registration Statement (as defined below) relating to the Business Combination, including those under "Risk Factors" therein, and in FAST's other filings with the SEC.  The foregoing list of factors is not exclusive.   Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Neither FAST nor the Company undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed Business Combination, FAST’s wholly owned subsidiary, FAST Merger Corp. (“FAST TX”) intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of FAST’s common stock in connection with its solicitation of proxies for the vote by FAST’s stockholders with respect to the proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of FAST TX to be issued in the Business Combination. FAST’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, FAST and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of FAST as of a record date established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: FAST Acquisition Corp., 3 Minetta Street, New York, New York 10012, Attention: Sandy Beall, Chief Executive Officer.

Participants in the Solicitation

FAST and Fertitta and their respective directors and executive officers may be deemed participants in the solicitation of proxies from FAST’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in FAST are contained in FAST’s final prospectus dated August 20, 2020 relating to its initial public offering and in FAST’s subsequent filings with the SEC, and is available free of charge from the sources. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Contacts:

Fertitta Entertainment, Inc.

Dancie Perugini Ware Public Relations:

713-224-9115

Dancie Perugini Ware Dancie@dpwpr.com

Katelyn Roche Gosslee, Katelyn@dpwpr.com

Mary Ann Mason, MaryAnn@dpwpr.com

Rick Liem rliem@ldry.com 713-386-7000

FAST Acquisition Corporation/&vest

Chris Cunningham

ccunningham@hstrategies.com